UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 28, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: August 28, 2018
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

CREDIT SUISSE

Pillar 3 and regulatory disclosures

Credit Suisse Group AG

2Q18

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 2Q18
Credit Suisse Group AG

Introduction
General
Other regulatory disclosures
Risk-weighted assets
Credit risk
General
Credit quality of assets
Credit risk mitigation
Credit risk under the standardized approach
Counterparty credit risk
General
Details of counterparty credit risk exposures
Securitization
Securitization exposures in the banking book
Securitization exposures in the trading book
Market risk
General
Market risk under internal model approach
Market risk under standardized approach
Reconciliation requirements
Balance sheet
Composition of BIS regulatory capital
Additional regulatory disclosures
Swiss capital requirements
Leverage metrics
Liquidity coverage ratio
Minimum disclosures for large banks
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of June 30, 2018 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). The FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervisions (BCBS) in January 2015. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q17, the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 1Q18, the Credit Suisse Annual Report 2017 and the Credit Suisse Financial Report 2Q18, which include additional information on regulatory capital, risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q17” under credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, global systemically important banks (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.

Risk-weighted assets
The following table provides an overview of total risk-weighted assets (RWA) forming the denominator of the risk-based capital requirements. Further breakdowns of RWA are presented in subsequent parts of this report.
OV1 – Overview of risk-weighted assets and capital requirements
	Risk-weighted assets				Capital requirement	[1]
end of	2Q18	1Q18	4Q17		2Q18
CHF million
Credit risk (excluding counterparty credit risk)	130,261	123,717	121,706		10,421
of which standardized approach (SA)	12,878	11,493	10,511		1,030
of which internal rating-based (IRB) approach	117,383	112,224	111,195		9,391
Counterparty credit risk	24,512	23,496	24,664		1,961
of which standardized approach for counterparty credit risk (SA-CCR) [2]	5,161	5,065	5,492		413
of which internal model method (IMM) [3]	19,351	18,431	19,172		1,548
of which derivatives and SFTs	14,951	15,188	14,983		1,196
Equity positions in the banking book	7,817	7,380	8,218		626
Settlement risk	417	335	150		33
Securitization exposures in the banking book	10,775	10,549	10,731	[4]	862
of which securitization internal ratings-based approach (SEC-IRBA)	5,704	5,482	–		456
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,725	3,144	–		138
of which securitization standardized approach (SEC-SA)	3,346	1,923	–		268
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,216	10,786	11,043		897
Total credit risk	184,998	176,263	176,512		14,800
Total market risk	19,565	21,639	21,290		1,565
of which standardized approach (SA)	2,490	3,620	3,765		199
of which internal model approach (IMA)	17,075	18,019	17,525		1,366
Total operational risk	72,562	73,113	75,013		5,805
of which advanced measurement approach (AMA)	72,562	73,113	75,013		5,805
Floor adjustment [5]	0	0	0		0
Total	277,125	271,015	272,815		22,170
1 Calculated as 8% of risk-weighted assets based on BIS total capital minimum requirements excluding capital conservation buffer and G-SIB buffer requirements.
2 Calculated under the current exposure method.
3
Includes RWA relating to advanced credit valuation adjustment and central counterparties of CHF 6,972 million, CHF 5,806 million and CHF 7,177 million as of the end of 2Q18, 1Q18 and 4Q17, respectively.

4 In January 2018, a new securitization framework was implemented and will be phased in over 2018. The 4Q17 number was calculated in accordance with the previous methodology.
5 Credit Suisse is not subject to a floor adjustment because current capital requirements and deductions exceed 80% of those under Basel I.
RWA movements in 2Q18
RWA increased 2% to CHF 277.1 billion as of the end of 2Q18 compared to CHF 271.0 billion as of the end of 1Q18, primarily driven by a positive foreign exchange impact, methodology and policy changes and increases resulting from movements in risk levels in credit risk and by model and parameter updates in credit risk and market risk. These increases were partially offset by decreases resulting from movements in risk levels, mainly in market risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 63 to 64) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q18 for further information on risk-weighted assets movements in 2Q18.

Credit risk
General
This section covers credit risk as defined by the Basel framework. Counterparty credit risk, including those that are in the banking book for regulatory purposes, and all positions subject to the securitization framework are presented in separate sections.
> Refer to “Counterparty credit risk” (pages 19 to 26) for further information on the capital requirements relating to counterparty credit risk.
> Refer to “Securitization” (pages 27 to 29) for further information on the securitization framework.
The Basel framework permits banks to choose between two broad methodologies in calculating their capital requirements for credit risk: the standardized approach or the internal ratings-based (IRB) approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The majority of the credit risk is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the investment banking businesses and the private, corporate and institutional banking businesses. The remaining credit risk is with retail counterparties and mostly arises in the private, corporate and institutional banking businesses from residential mortgage loans and other secured lending, including loans collateralized by securities.
Credit quality of assets
The following table provides a comprehensive picture of the credit quality of the Group’s on and off-balance sheet assets.
CR1 – Credit quality of assets
end of	Defaulted exposures	Non- defaulted exposures	Gross exposures	Allowances/ impairments	Net exposures
2Q18 (CHF million)
Loans [1]	2,685	378,552	381,237	(911)	380,326
Debt securities	10	14,806	14,816	0	14,816
Off-balance sheet exposures [2]	82	107,779	107,861	(142)	107,719
Total	2,777	501,137	503,914	(1,053)	502,861
4Q17 (CHF million)
Loans [1]	2,402	369,226	371,628	(883)	370,745
Debt securities	1	14,350	14,351	0	14,351
Off-balance sheet exposures [2]	69	102,971	103,040	(123)	102,917
Total	2,472	486,547	489,019	(1,006)	488,013
1 Loans include cash and due from banks.
2 Revocable loan commitments which are excluded from the disclosed exposures can attract risk-weighted assets.
The definitions of “past due” and “impaired” are aligned between accounting and regulatory purposes. However, there are some exemptions for impaired positions related to troubled debt restructurings where the default definition is different for accounting and regulatory purposes.
> Refer to “Loans” in “Note 1 – Summary of significant accounting policies” (pages 265 to 267), “Note 18 – Loans, allowance for loan losses and credit quality” (pages 283 to 291) in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 and “Note 18 – Loans, allowance for loan losses and credit quality” (pages 109 to 114) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for further information on the credit quality of loans including past due and impaired loans.

The following table presents the changes in the Group’s stock of defaulted loans, debt securities and off-balance sheet exposures, the flows between non-defaulted and defaulted exposure categories and reductions in the stock of defaulted exposures due to write-offs.
CR2 – Changes in stock of defaulted exposures
1H18
CHF million
Defaulted exposures at beginning of period	2,472
Exposures that have defaulted since the last reporting period	911
Returned to non-defaulted status	(251)
Amounts written-off	(120)
Other changes	(235)
Defaulted exposures at end of period	2,777
Credit risk mitigation
Credit Suisse actively mitigates credit exposure utilizing a variety of techniques including netting and securing positions through collateral, financial guarantees and credit derivatives, primarily through credit default swaps (CDS). Recognizing credit risk mitigation (CRM) against exposures is governed by a robust set of policies and processes that ensure enforceability and effectiveness. Credit Suisse additionally monitors the exposure to credit mitigation providers as part of the overall credit risk exposure monitoring framework.
The following table presents the extent of use of CRM techniques.
CR3 – Credit risk mitigation techniques
	Net exposures			Exposures secured by
end of	Unsecured	Partially or fully secured	Total	Collateral	Financial guarantees	Credit derivatives
2Q18 (CHF million)
Loans [1]	152,054	228,272	380,326	193,468	5,299	264
Debt securities	14,633	183	14,816	183	0	0
Total	166,687	228,455	395,142	193,651	5,299	264
of which defaulted	1,028	1,163	2,191	876	122	0
4Q17 (CHF million)
Loans [1]	143,023	227,722	370,745	191,409	5,598	520
Debt securities	13,951	400	14,351	310	0	90
Total	156,974	228,122	385,096	191,719	5,598	610
of which defaulted	720	1,308	2,028	1,271	37	0
1 Loans include cash and due from banks.

Credit risk under the standardized approach
Credit risk exposure and CRM effects
The following table illustrates the effect of CRM (comprehensive and simple approach) on the standardized approach capital requirements’ calculations. RWA density provides a synthetic metric on riskiness of each portfolio.
CR4 – Credit risk exposure and CRM effects
	Exposures pre-CCF and CRM			Exposures post-CCF and CRM
end of	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total	RWA	RWA density
2Q18 (CHF million, except where indicated)
Sovereigns	14,373	0	14,373	14,373	0	14,373	279	2%
Institutions - Banks and securities dealer	175	544	719	175	272	447	92	20%
Corporates	1,017	0	1,017	1,017	0	1,017	940	92%
Retail	329	79	408	329	79	408	355	87%
Other exposures	12,356	1,877	14,233	12,329	1,876	14,205	11,212	79%
of which non-counterparty related assets	5,273	0	5,273	5,273	0	5,273	5,273	100%
Total	28,250	2,500	30,750	28,223	2,227	30,450	12,878	42%
4Q17 (CHF million, except where indicated)
Sovereigns	15,253	0	15,253	15,253	0	15,253	292	2%
Institutions - Banks and securities dealer	0	544	544	0	272	272	55	20%
Institutions - Other institutions	59	0	59	59	0	59	12	20%
Retail	110	77	187	110	77	187	187	100%
Other exposures	11,262	1,790	13,052	11,262	1,790	13,052	9,965	76%
of which non-counterparty related assets	5,273	0	5,273	5,273	0	5,273	5,273	100%
Total	26,684	2,411	29,095	26,684	2,139	28,823	10,511	36%

Exposures by asset classes and risk weights
The following table presents the breakdown of credit exposures under the standardized approach by asset class and risk weight (RW), which correspond to the riskiness attributed to the exposure according to the standardized approach.
CR5 – Exposures by asset classes and risk weights
	Risk weight
end of	0%	10%	20%	35%	50%	75%	100%	150%	Others	Exposures post-CCF and CRM
2Q18 (CHF million)
Sovereigns	13,485	0	556	0	328	0	4	0	0	14,373
Institutions - Banks and securities dealer	0	0	444	0	0	0	3	0	0	447
Corporates	0	0	44	0	82	0	891	0	0	1,017
Retail	0	0	0	0	0	213	195	0	0	408
Other exposures	3,023	0	3	0	0	0	11,168	0	11	14,205
of which non-counterparty related assets	0	0	0	0	0	0	5,273	0	0	5,273
Total	16,508	0	1,047	0	410	213	12,261	0	11	30,450
4Q17 (CHF million)
Sovereigns	13,997	443	529	0	284	0	0	0	0	15,253
Institutions - Banks and securities dealer	0	0	272	0	0	0	0	0	0	272
Institutions - Other institutions	0	0	59	0	0	0	0	0	0	59
Retail	0	0	0	0	0	0	187	0	0	187
Other exposures	3,021	0	6	0	166	0	9,851	0	8	13,052
of which non-counterparty related assets	0	0	0	0	0	0	5,273	0	0	5,273
Total	17,018	443	866	0	450	0	10,038	0	8	28,823

Credit risk under internal risk-based approaches
Credit risk exposures by portfolio and PD range
The following table shows the main parameters used for the calculation of capital requirements for IRB models.
CR6 – Credit risk exposures by portfolio and PD range
end of 2Q18	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	93,545	492	94,037	78%	94,326		0.02%	74	3%	1.2	930		1%	1	–
0.15% to <0.25%	90	16	106	0%	90		0.22%	8	51%	2.9	55		62%	0	–
0.25% to <0.50%	114	0	114	100%	114		0.37%	9	48%	1.3	61		53%	0	–
0.50% to <0.75%	38	0	38	0%	38		0.64%	17	42%	5.0	40		105%	0	–
0.75% to <2.50%	28	18	46	43%	34		1.16%	19	41%	1.2	27		80%	0	–
2.50% to <10.00%	1,341	3	1,344	99%	388		6.47%	28	51%	2.7	767		197%	13	–
10.00% to <100.00%	17	0	17	0%	17		16.44%	1	58%	1.0	49		289%	2	–
100.00% (Default)	465	0	465	0%	366		100.00%	3	58%	3.6	388		106%	0	–
Sub-total	95,638	529	96,167	78%	95,373		0.44%	159	4%	1.2	2,317		2%	16	0
Institutions - Banks and securities dealer
0.00% to <0.15%	9,529	1,033	10,562	58%	11,652		0.06%	599	55%	0.5	1,700		15%	3	–
0.15% to <0.25%	127	136	263	50%	396		0.22%	70	49%	1.1	184		46%	0	–
0.25% to <0.50%	822	366	1,188	33%	932		0.37%	160	56%	1.3	628		67%	2	–
0.50% to <0.75%	92	339	431	71%	221		0.61%	106	44%	0.7	150		68%	1	–
0.75% to <2.50%	1,185	355	1,540	69%	1,293		1.17%	239	50%	0.6	1,164		90%	6	–
2.50% to <10.00%	187	351	538	46%	131		7.34%	95	48%	1.5	259		197%	5	–
10.00% to <100.00%	6	4	10	50%	8		17.17%	10	52%	0.5	20		257%	1	–
100.00% (Default)	8	1	9	50%	9		100.00%	9	46%	2.8	9		106%	35	–
Sub-total	11,956	2,585	14,541	58%	14,642		0.32%	1,288	54%	0.6	4,114		28%	53	35
Institutions - Other institutions
0.00% to <0.15%	790	1,874	2,664	100%	1,189		0.05%	381	40%	2.7	213		18%	0	–
0.15% to <0.25%	32	129	161	100%	63		0.18%	64	40%	1.5	21		33%	0	–
0.25% to <0.50%	6	14	20	99%	13		0.37%	17	44%	1.7	7		53%	0	–
0.50% to <0.75%	1	0	1	79%	6		0.58%	74	68%	1.1	7		118%	0	–
0.75% to <2.50%	0	1	1	100%	0		1.02%	18	40%	1.4	0		72%	0	–
2.50% to <10.00%	29	44	73	100%	48		5.08%	5	9%	5.1	17		36%	0	–
10.00% to <100.00%	0	0	0	0%	0		0.00%	0	0%	0.0	0		0%	0	–
100.00% (Default)	0	0	0	100%	0		100.00%	1	44%	1.0	0		106%	0	–
Sub-total	858	2,062	2,920	100%	1,319		0.28%	560	39%	2.7	265		20%	0	0
Corporates - Specialized lending
0.00% to <0.15%	7,503	1,702	9,205	100%	8,144		0.06%	823	29%	2.2	1,590		20%	1	–
0.15% to <0.25%	6,419	2,096	8,515	95%	7,374		0.21%	795	28%	2.4	2,570		35%	4	–
0.25% to <0.50%	3,141	1,433	4,574	88%	3,705		0.37%	494	30%	2.1	1,843		50%	4	–
0.50% to <0.75%	5,539	2,723	8,262	72%	6,430		0.58%	416	24%	2.1	2,594		40%	9	–
0.75% to <2.50%	10,212	3,456	13,668	72%	11,281		1.26%	786	18%	2.8	4,747		42%	26	–
2.50% to <10.00%	1,313	56	1,369	62%	1,329		4.31%	88	12%	3.6	568		43%	8	–
10.00% to <100.00%	27	20	47	88%	37		17.64%	9	21%	2.8	46		125%	1	–
100.00% (Default)	464	15	479	97%	471		100.00%	36	20%	1.7	499		106%	123	–
Sub-total	34,618	11,501	46,119	84%	38,771		1.93%	3,447	24%	2.4	14,457		37%	176	123
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
Total exposures of CHF 654.7 billion increased CHF 25.1 billion, or 4%, compared to the end of 4Q17, primarily reflecting an increase in corporates without specialized lending.
8 / 9

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 2Q18	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	16,928	53,472	70,400	58%	44,677		0.07%	2,832	41%	2.4	9,927		22%	12	–
0.15% to <0.25%	7,738	11,708	19,446	68%	11,976		0.21%	1,760	40%	2.1	4,622		39%	10	–
0.25% to <0.50%	6,035	12,698	18,733	54%	10,998		0.37%	1,276	37%	2.4	5,823		53%	15	–
0.50% to <0.75%	5,394	5,469	10,863	62%	7,259		0.60%	1,404	42%	2.5	5,313		73%	18	–
0.75% to <2.50%	11,764	9,955	21,719	65%	15,372		1.45%	2,999	39%	2.6	14,967		97%	79	–
2.50% to <10.00%	6,721	18,816	25,537	51%	11,497		5.62%	2,250	35%	2.9	20,623		179%	234	–
10.00% to <100.00%	781	451	1,232	56%	842		20.03%	136	25%	2.6	1,787		212%	41	–
100.00% (Default)	652	156	808	76%	736		100.00%	201	44%	2.2	780		106%	289	–
Sub-total	56,013	112,725	168,738	58%	103,357		1.85%	12,858	40%	2.5	63,842		62%	698	307
Residential mortgages
0.00% to <0.15%	32,145	1,738	33,883	100%	32,246		0.08%	43,073	15%	2.9	2,051		6%	4	–
0.15% to <0.25%	48,601	2,706	51,307	100%	49,713		0.20%	69,916	15%	3.0	6,487		13%	16	–
0.25% to <0.50%	17,742	1,680	19,422	100%	18,309		0.35%	20,670	17%	2.8	3,723		20%	11	–
0.50% to <0.75%	5,403	654	6,057	100%	5,537		0.58%	7,773	17%	2.7	1,720		31%	5	–
0.75% to <2.50%	4,311	735	5,046	100%	4,495		1.22%	7,250	17%	2.6	2,308		51%	9	–
2.50% to <10.00%	462	38	500	100%	464		4.57%	715	15%	2.3	467		101%	3	–
10.00% to <100.00%	40	0	40	100%	41		17.67%	62	21%	1.8	89		219%	1	–
100.00% (Default)	433	10	443	100%	442		100.00%	277	17%	1.7	468		106%	31	–
Sub-total	109,137	7,561	116,698	100%	111,247		0.67%	149,736	15%	2.9	17,313		16%	80	31
Qualifying revolving retail
0.75% to <2.50%	474	5,660	6,134	0%	502		1.30%	801,319	50%	1.0	124		25%	3	–
10.00% to <100.00%	98	0	98	50%	98		25.00%	84,100	35%	0.2	104		105%	9	–
100.00% (Default)	3	0	3	0%	3		100.00%	274	35%	0.2	3		106%	4	–
Sub-total	575	5,660	6,235	50%	603		5.61%	885,693	47%	0.9	231		38%	16	4
Other retail
0.00% to <0.15%	57,025	118,694	175,719	95%	65,786		0.04%	49,733	63%	1.4	5,340		8%	17	–
0.15% to <0.25%	2,541	7,779	10,320	87%	3,354		0.19%	5,104	37%	1.2	507		15%	2	–
0.25% to <0.50%	1,263	2,883	4,146	79%	1,654		0.37%	4,182	33%	1.7	352		21%	2	–
0.50% to <0.75%	553	745	1,298	90%	728		0.58%	11,895	44%	1.2	262		36%	2	–
0.75% to <2.50%	5,388	1,805	7,193	95%	5,678		1.63%	81,210	41%	1.9	2,950		52%	37	–
2.50% to <10.00%	3,615	624	4,239	95%	3,756		5.08%	85,402	43%	2.7	2,622		70%	82	–
10.00% to <100.00%	70	30	100	100%	82		16.11%	325	49%	1.7	84		103%	6	–
100.00% (Default)	243	30	273	96%	183		100.00%	5,880	74%	1.7	195		106%	185	–
Sub-total	70,698	132,590	203,288	94%	81,221		0.64%	243,731	58%	1.5	12,312		15%	333	183
Sub-total (all portfolios)
0.00% to <0.15%	217,465	179,005	396,470	68%	258,020		0.04%	97,515	30%	1.7	21,751		8%	38	–
0.15% to <0.25%	65,548	24,570	90,118	78%	72,966		0.20%	77,717	21%	2.7	14,446		20%	32	–
0.25% to <0.50%	29,123	19,074	48,197	62%	35,725		0.36%	26,808	26%	2.5	12,437		35%	34	–
0.50% to <0.75%	17,020	9,930	26,950	68%	20,219		0.59%	21,685	30%	2.4	10,086		50%	35	–
0.75% to <2.50%	33,362	21,985	55,347	69%	38,655		1.38%	893,840	31%	2.5	26,287		68%	160	–
2.50% to <10.00%	13,668	19,932	33,600	52%	17,613		5.41%	88,583	35%	2.9	25,323		144%	345	–
10.00% to <100.00%	1,039	505	1,544	60%	1,125		19.94%	84,643	28%	2.3	2,179		194%	61	–
100.00% (Default)	2,268	212	2,480	82%	2,210		100.00%	6,681	38%	2.2	2,342		106%	667	–
Sub-total (all portfolios)	379,493	275,213	654,706	67%	446,533		0.99%	1,297,472	29%	2.1	114,851		26%	1,372	683
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	113		–	–	–	–	99		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	959		–	–	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	379,493	275,213	654,706	67%	446,646		0.99%	1,297,472	29%	2.1	115,909		26%	1,372	683
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
10 / 11

CR6 – Credit risk exposures by portfolio and PD range
end of 4Q17	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	93,859	702	94,561	87%	94,657		0.02%	71	3%	1.3	834		1%	1	–
0.15% to <0.25%	88	75	163	0%	88		0.22%	10	45%	2.8	46		52%	0	–
0.25% to <0.50%	104	0	104	100%	104		0.37%	8	45%	1.2	50		48%	0	–
0.50% to <0.75%	144	0	144	0%	69		0.64%	21	44%	5.0	76		111%	0	–
0.75% to <2.50%	427	71	498	88%	528		1.10%	20	44%	3.3	574		109%	3	–
2.50% to <10.00%	1,300	66	1,366	99%	282		6.28%	26	41%	2.7	409		145%	7	–
10.00% to <100.00%	0	0	0	0%	0		0.00%	0	0%	0.0	0		0%	0	–
100.00% (Default)	90	0	90	0%	89		10.00%	2	44%	3.4	94		106%	0	–
Sub-total	96,012	914	96,926	87%	95,817		0.14%	158	3%	1.3	2,083		2%	11	0
Institutions - Banks and securities dealer
0.00% to <0.15%	7,611	1,722	9,333	62%	12,376		0.06%	623	50%	1.2	1,671		14%	4	–
0.15% to <0.25%	328	131	459	58%	615		0.22%	85	49%	0.8	267		43%	1	–
0.25% to <0.50%	584	280	864	32%	682		0.37%	153	51%	1.6	411		60%	1	–
0.50% to <0.75%	120	82	202	43%	159		0.61%	114	67%	0.8	172		108%	1	–
0.75% to <2.50%	913	310	1,223	76%	1,046		1.17%	238	51%	1.0	1,145		109%	6	–
2.50% to <10.00%	166	301	467	47%	149		6.61%	102	43%	1.5	254		170%	4	–
10.00% to <100.00%	0	4	4	34%	1		19.14%	4	47%	0.4	2		232%	0	–
100.00% (Default)	8	19	27	64%	19		100.00%	8	40%	1.1	21		106%	35	–
Sub-total	9,730	2,849	12,579	62%	15,047		0.36%	1,327	50%	1.2	3,943		26%	52	35
Institutions - Other institutions
0.00% to <0.15%	653	1,678	2,331	100%	997		0.05%	338	38%	2.8	170		17%	0	–
0.15% to <0.25%	39	210	249	100%	81		0.19%	102	40%	1.5	27		33%	0	–
0.25% to <0.50%	13	40	53	100%	26		0.37%	26	44%	1.7	14		53%	0	–
0.50% to <0.75%	0	9	9	100%	2		0.58%	82	44%	1.1	1		59%	0	–
0.75% to <2.50%	31	8	39	100%	34		1.94%	25	14%	4.6	13		40%	0	–
2.50% to <10.00%	0	63	63	81%	31		7.03%	5	23%	5.0	36		116%	1	–
10.00% to <100.00%	0	0	0	0%	0		0.00%	0	0%	0.0	0		0%	0	–
100.00% (Default)	1	0	1	100%	1		100.00%	1	44%	1.0	1		106%	0	–
Sub-total	737	2,008	2,745	98%	1,172		0.36%	579	37%	2.8	262		22%	1	0
Corporates - Specialized lending
0.00% to <0.15%	8,859	1,683	10,542	100%	9,552		0.06%	810	30%	2.2	1,827		19%	2	–
0.15% to <0.25%	7,900	1,960	9,860	95%	8,747		0.21%	816	29%	2.4	2,963		34%	5	–
0.25% to <0.50%	3,833	1,808	5,641	86%	4,550		0.37%	528	28%	2.3	1,961		43%	5	–
0.50% to <0.75%	5,052	2,141	7,193	73%	5,746		0.58%	412	25%	2.1	2,400		42%	8	–
0.75% to <2.50%	9,741	3,631	13,372	68%	10,687		1.24%	779	20%	2.7	4,801		45%	26	–
2.50% to <10.00%	1,387	52	1,439	80%	1,406		4.16%	122	11%	3.6	570		41%	7	–
10.00% to <100.00%	8	0	8	0%	8		19.31%	2	22%	4.1	14		169%	0	–
100.00% (Default)	509	15	524	98%	515		100.00%	37	20%	1.9	546		106%	132	–
Sub-total	37,289	11,290	48,579	84%	41,211		1.90%	3,506	25%	2.4	15,082		37%	185	132
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
12 / 13

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q17	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	11,884	48,871	60,755	62%	36,978		0.06%	2,724	44%	2.3	8,863		24%	12	–
0.15% to <0.25%	5,482	11,910	17,392	66%	9,849		0.21%	1,706	39%	2.2	3,894		40%	8	–
0.25% to <0.50%	6,567	8,107	14,674	60%	9,847		0.37%	1,297	36%	2.5	5,084		52%	13	–
0.50% to <0.75%	4,440	5,070	9,510	64%	6,181		0.60%	1,353	41%	2.7	4,470		72%	24	–
0.75% to <2.50%	12,577	9,654	22,231	57%	16,235		1.46%	2,705	40%	2.5	14,792		91%	100	–
2.50% to <10.00%	6,380	17,181	23,561	50%	11,621		5.46%	1,923	35%	2.8	19,535		168%	244	–
10.00% to <100.00%	782	751	1,533	68%	947		20.54%	100	24%	2.1	1,717		181%	48	–
100.00% (Default)	781	93	874	8%	818		100.00%	202	39%	2.7	867		106%	507	–
Sub-total	48,893	101,637	150,530	60%	92,476		2.17%	12,010	40%	2.4	59,222		64%	956	527
Residential mortgages
0.00% to <0.15%	31,280	1,724	33,004	100%	31,450		0.08%	42,771	15%	2.9	1,843		6%	4	–
0.15% to <0.25%	48,054	2,506	50,560	100%	48,933		0.20%	69,443	15%	3.0	5,938		12%	15	–
0.25% to <0.50%	17,800	1,285	19,085	100%	18,318		0.35%	20,747	17%	2.8	3,535		19%	11	–
0.50% to <0.75%	5,528	516	6,044	100%	5,709		0.58%	7,969	17%	2.7	1,614		28%	5	–
0.75% to <2.50%	4,529	540	5,069	100%	4,722		1.21%	7,472	17%	2.6	2,240		47%	10	–
2.50% to <10.00%	554	17	571	100%	564		4.67%	800	15%	2.2	540		96%	4	–
10.00% to <100.00%	53	0	53	0%	53		17.85%	80	17%	1.8	98		186%	2	–
100.00% (Default)	313	5	318	100%	317		100.00%	200	18%	1.4	336		106%	36	–
Sub-total	108,111	6,593	114,704	100%	110,066		0.57%	149,482	15%	2.9	16,144		15%	87	36
Qualifying revolving retail
0.75% to <2.50%	518	5,516	6,034	0%	591		1.30%	788,602	50%	1.0	146		25%	4	–
10.00% to <100.00%	101	0	101	68%	101		25.00%	96,906	35%	0.2	107		105%	9	–
100.00% (Default)	0	0	0	0%	1		100.00%	153	36%	0.2	1		106%	9	–
Sub-total	619	5,516	6,135	68%	693		4.84%	885,661	48%	0.9	254		37%	22	9
Other retail
0.00% to <0.15%	55,768	115,295	171,063	95%	64,749		0.04%	49,560	63%	1.4	5,155		8%	16	–
0.15% to <0.25%	3,000	8,251	11,251	90%	3,883		0.19%	5,040	42%	1.5	667		17%	3	–
0.25% to <0.50%	921	2,611	3,532	86%	1,246		0.37%	4,339	23%	1.5	185		15%	1	–
0.50% to <0.75%	1,091	830	1,921	80%	1,255		0.58%	11,947	43%	1.2	444		35%	3	–
0.75% to <2.50%	4,058	1,712	5,770	96%	4,398		1.63%	78,724	44%	2.0	2,443		56%	31	–
2.50% to <10.00%	2,786	768	3,554	98%	2,965		5.72%	85,657	40%	3.0	1,925		65%	70	–
10.00% to <100.00%	53	24	77	99%	63		15.95%	283	52%	1.8	65		104%	5	–
100.00% (Default)	233	26	259	85%	180		100.00%	5,821	76%	1.6	191		106%	167	–
Sub-total	67,910	129,517	197,427	94%	78,739		0.61%	241,371	59%	1.5	11,075		14%	296	167
Sub-total (all portfolios)
0.00% to <0.15%	209,914	171,675	381,589	71%	250,759		0.04%	96,897	29%	1.7	20,363		8%	39	–
0.15% to <0.25%	64,891	25,043	89,934	77%	72,196		0.20%	77,202	22%	2.7	13,802		19%	32	–
0.25% to <0.50%	29,822	14,131	43,953	69%	34,773		0.36%	27,098	25%	2.6	11,240		32%	31	–
0.50% to <0.75%	16,375	8,648	25,023	70%	19,121		0.59%	21,898	29%	2.4	9,177		48%	41	–
0.75% to <2.50%	32,794	21,442	54,236	64%	38,241		1.37%	878,565	32%	2.5	26,154		68%	180	–
2.50% to <10.00%	12,573	18,448	31,021	51%	17,018		5.40%	88,635	34%	2.8	23,269		137%	337	–
10.00% to <100.00%	997	779	1,776	69%	1,173		20.55%	97,375	26%	1.9	2,003		171%	64	–
100.00% (Default)	1,935	158	2,093	56%	1,940		100.00%	6,424	34%	2.2	2,057		106%	886	–
Sub-total (all portfolios)	369,301	260,324	629,625	69%	435,221		0.95%	1,294,094	28%	2.1	108,065		25%	1,610	906
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	77		–	–	–	–	66		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	1,002		–	–	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	369,301	260,324	629,625	69%	435,298		0.95%	1,294,094	28%	2.1	109,133		25%	1,610	906
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects risk-weighted assets post CCF.
14 / 15

Effect of credit derivatives used as CRM techniques on risk-weighted assets
The following table shows the effect of credit derivatives used as CRM techniques on the IRB approach capital requirements’ calculations.
For exposures covered by recognized credit derivatives, the substitution approach is applied. Hence, the risk weight of the obligor is substituted with the risk-weight of the protection provider.
CR7 – Effect on risk-weighted assets of credit derivatives used as CRM techniques
	2Q18		4Q17		[1]
end of	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
CHF million
Sovereigns - A-IRB	2,377	2,317	2,087	2,083
Institutions - Banks and securities dealers - A-IRB	4,282	4,119	5,747	3,946
Institutions - Other institutions - A-IRB	265	265	262	262
Corporates - Specialized lending - A-IRB	15,933	15,933	17,143	17,143
Corporates without specialized lending - A-IRB	65,157	63,935	59,453	59,284
Residential mortgages	17,313	17,313	16,145	16,145
Qualifying revolving retail	231	231	254	254
Other retail	12,312	12,312	11,075	11,075
Total	117,870	116,425	112,166	110,192
1 As of the end of 2Q18, a RWA scaling factor of 1.06 under the IRB approach has been applied. Prior period numbers have been restated to conform to the current presentation.
RWA flow statements of credit risk exposures under IRB
The following table presents the 2Q18 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
Credit risk RWA under IRB of CHF 117.4 billion increased CHF 5.2 billion compared to the end of 1Q18, primarily driven by a foreign exchange impact, increases related to asset size, mainly reflecting higher exposures, and methodology and policy changes.
The increase in methodology and policy changes was mainly due to an additional phase-in of the multiplier on income producing real estate (IPRE) and non-IPRE exposures, and on certain investment banking corporate exposures.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
2Q18	RWA
CHF million
Risk-weighted assets at beginning of period	112,224
Asset size	1,635
Asset quality	(170)
Model and parameter updates	589
Methodology and policy changes	1,464
Foreign exchange impact	1,641
Risk-weighted assets at end of period	117,383
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes arising in the ordinary course of business (including new businesses)
Asset quality/Credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Specialized lending
The following tables show the carrying values, exposure amounts and RWA for the Group’s specialized lending.
CR10 – Specialized lending
end of 2Q18	Remaining maturity	On- balance sheet amount	Off- balance sheet amount	Risk weight		Exposure amount	[1]	RWA	Expected losses
Other than high-volatility commercial real estate (CHF million, except where indicated)
Regulatory categories
Strong	Less than 2.5 years	195	332	50%		344		172	0
	Equal to or more than 2.5 years	167	593	70%		249		174	1
Good	Less than 2.5 years	92	91	70%		517		361	2
	Equal to or more than 2.5 years	194	180	90%		292		263	2
Satisfactory		117	157	115%	[2]	187		215	6
Weak		49	28	250%		64		161	5
Default		183	0	–		0		–	35
Total		997	1,381	–		1,653		1,346	51
High-volatility commercial real estate (CHF million, except where indicated)
Regulatory categories
Good	Equal to or more than 2.5 years	130	17	120%		107		128	0
Default		13	0	–		13		0	7
Total		143	17	–		120		128	7

end of 4Q17
Other than high-volatility commercial real estate (CHF million, except where indicated)
Regulatory categories
Strong	Less than 2.5 years	453	793	50%		870		435	0
	Equal to or more than 2.5 years	374	429	70%		610		427	2
Good	Less than 2.5 years	86	53	70%		167		117	1
	Equal to or more than 2.5 years	400	205	90%		542		488	4
Satisfactory		313	175	115%	[2]	377		433	11
Weak		4	1	250%		4		11	0
Default		176	0	–		176		–	88
Total		1,806	1,656	–		2,746		1,911	106
High-volatility commercial real estate (CHF million, except where indicated)
Regulatory categories
Good	Less than 2.5 years	0	0	120%		126		151	0
Default		12	0	–		13		0	6
Total		12	0	–		139		151	6
1 Includes project finance, object finance, commodities finance and IPRE.
2 For a portion of the exposure, a risk weight of 120% is applied.

Equity positions in the banking book under the simple risk-weight approach
For equity type securities in the banking book, risk weights are determined using the simple risk-weight approach, which differentiates by equity sub-asset types, such as exchange-traded and other equity exposures.
RWA relating to equities under the simple risk-weight approach of CHF 7.8 billion decreased 5% compared to the end of 4Q17, mainly due to a decrease in equity exposures with counterparties.
CR10 – Equity positions in the banking book under the simple risk-weight approach
end of	On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWA
2Q18 (CHF million, except where indicated)
Exchange-traded equity exposures	33	0	300%	33	99
Other equity exposures	1,929	0	400%	1,929	7,718
Total	1,962	0	–	1,962	7,817
4Q17 (CHF million, except where indicated)
Exchange-traded equity exposures	32	0	300%	32	95
Other equity exposures	2,031	0	400%	2,031	8,123
Total	2,063	0	–	2,063	8,218

Counterparty credit risk
General
Counterparty exposure
Counterparty credit risk (CCR) arises from over the counter (OTC) and exchange-traded derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.
Credit Suisse received approval from FINMA to use the internal model method for measuring CCR for the majority of the derivative and secured financing exposures.
Details of counterparty credit risk exposures
Analysis of counterparty credit risk exposure by approach
The following table provides a comprehensive view of the methods used to calculate CCR regulatory requirements and the main parameters used within each method.
CCR1 – Analysis of counterparty credit risk exposure by approach
end of	Re-placement cost	PFE	EEPE	Alpha used for computing regulatory EAD		EAD post-CRM	RWA
2Q18 (CHF million, except where indicated)
SA-CCR (for derivatives) [1]	4,638	3,359	–	1.0		7,712	2,520
Internal Model Method (for derivatives and SFTs)	–	–	25,411	1.4	[2]	35,575	10,237
Simple Approach for credit risk mitigation (for SFTs)	–	–	–	–		56	0
Comprehensive Approach for credit risk mitigation (for SFTs)	–	–	–	–		6	3
VaR for SFTs	–	–	–	–		35,980	4,714
Total	–	–	–	–		79,329	17,474
4Q17 (CHF million, except where indicated)
SA-CCR (for derivatives) [1]	3,871	3,226	–	1.0		8,846	2,390
Internal Model Method (for derivatives and SFTs)	–	–	25,883	1.4	[2]	36,236	10,550
Simple Approach for credit risk mitigation (for SFTs)	–	–	–	–		50	0
Comprehensive Approach for credit risk mitigation (for SFTs)	–	–	–	–		35	7
VaR for SFTs	–	–	–	–		33,359	4,433
Total	–	–	–	–		78,526	17,380
1 Calculated under the current exposure method.
2 For a smaller portion of the derivative exposure, an alpha of 1.6 is applied.
Credit valuation adjustment capital charge
The following table shows the credit valuation adjustment (CVA) regulatory calculations with a breakdown by standardized and advanced approaches.
RWA of CHF 5.2 billion decreased 6% compared to the end of 4Q17, mainly due to a decrease in the average probability of default (PD) of the derivatives portfolio.
CCR2 – Credit valuation adjustment capital charge
	2Q18		4Q17
end of	EAD post-CRM	RWA	EAD post-CRM	RWA
CHF million
Total portfolios subject to the advanced CVA capital charge	32,332	5,174	34,790	5,441
of which VaR component (including the 3 x multiplier)	–	1,592	–	1,306
of which stressed VaR component (including the 3 x multiplier)	–	3,582	–	4,135
All portfolios subject to the standardized CVA capital charge	68	65	64	107
Total subject to the CVA capital charge	32,400	5,239	34,854	5,548

CCR exposures by regulatory portfolio and risk weights – standardized approach
The following table shows a breakdown of CCR exposures calculated according to the standardized approach by portfolio (type of counterparties) and by risk weight (riskiness attributed according to standardized approach).
CCR3 – CCR exposures by regulatory portfolio and risk weights - standardized approach
	Risk weight
end of	0%	10%	20%	50%	75%	100%	150%	Others	Exposures post- CCF and CRM
2Q18 (CHF million)
Retail	0	0	0	0	0	31	0	0	31
Other exposures	56	0	0	0	0	327	0	0	383
Total	56	0	0	0	0	358	0	0	414
4Q17 (CHF million)
Retail	0	0	0	0	0	27	0	0	27
Other exposures	50	0	0	0	0	184	0	0	234
Total	50	0	0	0	0	211	0	0	261

CCR exposures by portfolio and PD scale – IRB models
The following table provides all relevant parameters used for the calculation of CCR capital requirements for IRB models.
CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 2Q18	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	3,715	0.02%	61	54%	0.4	187	5%
0.15% to <0.25%	722	0.22%	4	41%	1.0	214	30%
0.50% to <0.75%	0	0.64%	1	42%	1.0	0	53%
0.75% to <2.50%	54	1.10%	2	53%	0.2	45	83%
2.50% to <10.00%	106	8.87%	3	52%	0.3	207	195%
10.00% to <100.00%	0	16.44%	1	44%	1.0	0	219%
Sub-total	4,597	0.27%	72	52%	0.5	653	14%
Institutions - Banks and securities dealer
0.00% to <0.15%	16,519	0.06%	560	56%	0.6	3,126	19%
0.15% to <0.25%	915	0.22%	100	56%	0.7	436	48%
0.25% to <0.50%	440	0.37%	89	52%	0.9	262	60%
0.50% to <0.75%	187	0.64%	61	53%	0.5	132	70%
0.75% to <2.50%	404	1.35%	126	51%	0.8	420	104%
2.50% to <10.00%	142	6.78%	114	48%	0.7	204	143%
10.00% to <100.00%	4	23.35%	6	34%	1.0	9	204%
100.00% (Default)	25	100.00%	1	60%	1.0	27	106%
Sub-total	18,636	0.30%	1,057	56%	0.6	4,616	25%
Institutions - Other institutions
0.00% to <0.15%	149	0.04%	38	44%	2.9	31	21%
0.15% to <0.25%	11	0.20%	5	37%	3.4	5	42%
0.25% to <0.50%	1	0.37%	1	44%	3.3	0	71%
0.50% to <0.75%	0	0.58%	3	53%	3.4	0	105%
Sub-total	161	0.05%	47	44%	3.0	36	22%
Corporates - Specialized lending
0.00% to <0.15%	109	0.04%	19	40%	4.7	29	27%
0.15% to <0.25%	15	0.21%	25	33%	4.2	6	41%
0.25% to <0.50%	7	0.37%	14	34%	4.6	4	55%
0.50% to <0.75%	7	0.58%	9	33%	5.0	5	70%
0.75% to <2.50%	10	0.96%	17	21%	4.4	5	48%
2.50% to <10.00%	1	4.48%	6	14%	3.8	0	49%
Sub-total	149	0.19%	90	37%	4.6	49	33%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 2Q18	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	42,227	0.05%	11,620	51%	0.6	4,501	11%
0.15% to <0.25%	1,712	0.21%	1,207	45%	1.7	727	42%
0.25% to <0.50%	781	0.37%	557	56%	1.8	582	74%
0.50% to <0.75%	652	0.63%	519	62%	1.2	671	103%
0.75% to <2.50%	1,082	1.50%	1,411	69%	1.1	1,909	176%
2.50% to <10.00%	1,230	4.29%	2,079	57%	0.9	2,840	231%
10.00% to <100.00%	24	27.99%	16	52%	1.0	106	448%
100.00% (Default)	4	100.00%	6	53%	2.2	4	106%
Sub-total	47,712	0.23%	17,415	52%	0.7	11,340	24%
Other retail
0.00% to <0.15%	3,143	0.07%	1,877	49%	0.9	323	10%
0.15% to <0.25%	241	0.18%	383	21%	1.5	21	9%
0.25% to <0.50%	45	0.37%	254	23%	1.7	7	14%
0.50% to <0.75%	14	0.58%	922	27%	2.2	3	22%
0.75% to <2.50%	58	0.96%	146	50%	1.4	30	52%
2.50% to <10.00%	19	4.06%	35	33%	1.1	10	51%
10.00% to <100.00%	2	19.26%	6	16%	5.0	1	38%
100.00% (Default)	0	100.00%	1	53%	1.0	0	107%
Sub-total	3,522	0.12%	3,624	47%	0.9	395	11%
Sub-total (all portfolios)
0.00% to <0.15%	65,862	0.05%	14,175	52%	0.6	8,197	12%
0.15% to <0.25%	3,616	0.21%	1,724	45%	1.3	1,409	39%
0.25% to <0.50%	1,274	0.37%	915	53%	1.5	855	67%
0.50% to <0.75%	860	0.63%	1,515	59%	1.1	811	94%
0.75% to <2.50%	1,608	1.42%	1,702	63%	1.0	2,409	150%
2.50% to <10.00%	1,498	4.85%	2,237	56%	0.9	3,261	218%
10.00% to <100.00%	30	26.84%	29	47%	1.2	116	391%
100.00% (Default)	29	100.00%	8	59%	1.2	31	106%
Sub-total (all portfolios)	74,777	0.25%	22,305	52%	0.7	17,089	23%
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	–	0	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	74,777	0.25%	22,305	52%	0.7	17,089	23%
Exposure at default (EAD) post-CRM of CHF 74.8 billion were stable compared to the end of 4Q17, mainly reflecting higher corporates without specialized lending, offset by a decrease in institutions – banks and securities dealer.

CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 4Q17	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	3,532	0.03%	65	46%	0.5	171	5%
0.15% to <0.25%	904	0.22%	3	44%	1.0	293	32%
0.25% to <0.50%	10	0.37%	2	45%	0.9	4	45%
0.50% to <0.75%	0	0.64%	1	44%	1.0	0	55%
0.75% to <2.50%	64	1.10%	2	52%	0.2	52	81%
2.50% to <10.00%	119	9.50%	3	52%	0.2	235	197%
10.00% to <100.00%	0	16.44%	1	42%	1.0	0	209%
Sub-total	4,629	0.32%	77	46%	0.6	755	16%
Institutions - Banks and securities dealer
0.00% to <0.15%	19,520	0.06%	574	55%	0.8	3,042	16%
0.15% to <0.25%	1,185	0.22%	101	54%	0.7	518	44%
0.25% to <0.50%	460	0.37%	93	53%	1.0	280	61%
0.50% to <0.75%	182	0.64%	67	52%	0.5	123	67%
0.75% to <2.50%	854	1.14%	118	54%	0.7	858	100%
2.50% to <10.00%	119	5.91%	108	49%	0.9	196	164%
10.00% to <100.00%	5	25.79%	6	41%	1.0	10	225%
100.00% (Default)	48	100.00%	3	58%	1.0	50	106%
Sub-total	22,373	0.37%	1,070	55%	0.8	5,077	23%
Institutions - Other institutions
0.00% to <0.15%	591	0.04%	40	44%	1.4	81	14%
0.15% to <0.25%	19	0.19%	8	41%	3.5	9	47%
0.25% to <0.50%	4	0.37%	4	48%	1.8	3	70%
0.50% to <0.75%	37	0.58%	2	44%	5.1	40	108%
0.75% to <2.50%	0	0.90%	2	44%	4.5	1	118%
2.50% to <10.00%	0	3.25%	2	44%	1.0	0	119%
Sub-total	651	0.08%	58	44%	1.7	134	20%
Corporates - Specialized lending
0.00% to <0.15%	126	0.06%	18	47%	5.1	52	41%
0.15% to <0.25%	21	0.21%	28	36%	4.3	9	45%
0.25% to <0.50%	8	0.37%	14	39%	4.3	5	62%
0.50% to <0.75%	8	0.58%	8	38%	5.1	6	79%
0.75% to <2.50%	12	1.02%	19	24%	4.7	7	57%
2.50% to <10.00%	0	4.03%	2	24%	2.7	0	63%
Sub-total	175	0.19%	89	43%	4.9	79	45%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 4Q17	EAD post- CRM	Average PD	Number of obligors	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	37,212	0.05%	11,334	52%	0.5	4,308	12%
0.15% to <0.25%	1,941	0.21%	1,285	47%	1.8	886	46%
0.25% to <0.50%	982	0.37%	619	51%	1.5	621	63%
0.50% to <0.75%	686	0.63%	466	54%	1.6	634	92%
0.75% to <2.50%	1,346	1.61%	1,439	63%	1.0	1,945	144%
2.50% to <10.00%	991	4.67%	2,128	53%	1.0	2,199	222%
10.00% to <100.00%	18	27.25%	12	51%	1.0	72	400%
100.00% (Default)	34	100.00%	15	45%	1.3	36	106%
Sub-total	43,210	0.32%	17,298	52%	0.7	10,701	25%
Other retail
0.00% to <0.15%	2,702	0.06%	2,747	58%	1.0	282	10%
0.15% to <0.25%	193	0.20%	358	28%	2.2	24	12%
0.25% to <0.50%	63	0.37%	235	39%	1.5	16	25%
0.50% to <0.75%	14	0.58%	777	32%	2.9	4	26%
0.75% to <2.50%	59	0.98%	131	48%	1.3	29	50%
2.50% to <10.00%	3	4.63%	36	42%	1.2	2	64%
10.00% to <100.00%	2	19.24%	4	19%	5.0	1	44%
100.00% (Default)	3	100.00%	2	100%	5.1	4	106%
Sub-total	3,039	0.23%	4,290	55%	1.1	362	12%
Sub-total (all portfolios)
0.00% to <0.15%	63,683	0.05%	14,778	53%	0.6	7,936	12%
0.15% to <0.25%	4,263	0.22%	1,783	47%	1.3	1,739	41%
0.25% to <0.50%	1,527	0.37%	967	51%	1.3	929	61%
0.50% to <0.75%	927	0.63%	1,321	53%	1.5	807	87%
0.75% to <2.50%	2,335	1.40%	1,711	58%	0.9	2,892	124%
2.50% to <10.00%	1,232	5.26%	2,279	53%	0.9	2,632	214%
10.00% to <100.00%	25	26.34%	23	46%	1.3	83	339%
100.00% (Default)	85	100.00%	20	55%	1.3	90	106%
Sub-total (all portfolios)	74,077	0.33%	22,882	53%	0.7	17,108	23%
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	–	0	–
Total (all portfolios and alternative treatment)
Total (all portfolios and alternative treatment)	74,077	0.33%	22,882	53%	0.7	17,108	23%

Composition of collateral for CCR exposure
The following table shows a breakdown of all types of collateral posted or received by banks to support or reduce the CCR exposures related to derivative transactions or to securities financing transactions (SFT), including transactions cleared through a central counterparty (CCP). For disclosure purposes, collateral values are presented as the market value of the collateral without regulatory or contractual haircuts.
By their nature, various components of the SFT business do not attract haircuts on a trade-by-trade basis, and as such a contractual haircut cannot be uniformly derived for the entire collateral population.
The fair value of collateral received on SFTs of CHF 921.0 billion increased 3% compared to the end of 4Q17 mainly relating to equity securities and corporate bonds, partially offset by a decrease in cash – other currencies. The fair value of collateral posted for SFTs of CHF 655.3 billion were stable compared to the end of 4Q17 mainly related to other sovereign debt, partially offset by an increase in equity securities. These changes were primarily due to changes in product portfolios.
CCR5 – Composition of collateral for CCR exposure
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received		Fair value of posted collateral
end of	Segregated	Unsegregated	Total	Segregated	Unsegregated	Total
2Q18 (CHF million)
Cash - domestic currency	1	2,261	2,262	0	3,915	3,915	1,001		7,261
Cash - other currencies	1,379	26,292	27,671	951	32,555	33,506	229,588		320,313
Domestic sovereign debt	0	17	17	0	10	10	3,975		1,503
Other sovereign debt	5,265	5,998	11,263	5,841	3,842	9,683	277,548		185,643
Government agency debt	38	17	55	0	0	0	1,542		7,624
Corporate bonds	935	1,777	2,712	93	1,107	1,200	96,411		25,974
Equity securities	1,960	387	2,347	0	787	787	285,547	[1]	79,508	[1]
Other collateral	7,367	239	7,606	0	0	0	25,434		27,454
Total	16,945	36,988	53,933	6,885	42,216	49,101	921,046		655,280
4Q17 (CHF million)
Cash - domestic currency	1	2,371	2,372	0	2,962	2,962	953		4,751
Cash - other currencies	1,393	27,012	28,405	816	31,139	31,955	246,869		319,137
Domestic sovereign debt	0	3	3	0	45	45	3,714		1,278
Other sovereign debt	5,098	6,495	11,593	6,499	5,286	11,785	284,648		203,318
Government agency debt	17	69	86	0	0	0	2,386		5,600
Corporate bonds	1,210	1,624	2,834	73	786	859	70,203		28,587
Equity securities	1,635	64	1,699	0	871	871	254,738	[1]	67,363	[1]
Other collateral	6,399	323	6,722	0	0	0	27,359		34,699
Total	15,753	37,961	53,714	7,388	41,089	48,477	890,870		664,733
1
The Equity Prime Brokerage business consists of clients acquiring long and short positions in the market in a Credit Suisse account along with the appropriate margins. In the case of a counterparty default, Credit Suisse gains control over the long positions and are free to sell them to cover the exposure and the long positions are thus considered as ‘collateral received’. On the other hand, the short positions are considered as ‘trades’ and are not reported in the disclosure as ‘posted collateral’.

Credit derivatives exposures
The following table shows the extent of the Group’s exposures to credit derivative transactions broken down between derivatives bought or sold.
CCR6 – Credit derivatives exposures
	2Q18		4Q17
end of	Protection bought	Protection sold	Protection bought	Protection sold
Notionals (CHF billion)
Single-name credit default swaps	99.4	75.5	106.0	85.5
Index credit default swaps	104.9	96.3	122.5	109.1
Total return swaps	5.1	5.1	3.5	3.2
Credit options	0.9	0.0	0.7	0.1
Other credit derivatives	56.8	18.6	75.4	18.9
of which credit default swaptions	56.8	18.6	75.4	18.9
Total notionals	267.1	195.5	308.1	216.8
Fair values (CHF billion)
Positive fair value (asset)	2.7	4.0	2.5	5.2
Negative fair value (liability)	5.7	2.4	6.7	2.2
Protection bought of CHF 267.1 billion decreased 13% compared to the end of 4Q17 primarily relating to credit default swaptions and index CDS. Protection sold of CHF 195.5 billion decreased 10% compared to the end of 4Q17 primarily relating to index CDS and single-name CDS.
> Refer to “Note 27 – Derivatives and hedging activities” (pages 126 to 130) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for further information on credit protection bought and credit protection sold.
RWA flow statements of CCR exposures under IMM
The following table presents the 2Q18 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
2Q18	RWA
CHF million
Risk-weighted assets at beginning of period	15,188
Asset size	(828)
Credit quality of counterparties	36
Methodology and policy changes	42
Foreign exchange impact	513
Risk-weighted assets at end of period	14,951
CCR RWA under IMM of CHF 15.0 billion decreased 2% compared to the end of 1Q18, primarily driven by decreases relating to asset size due to reductions in exposures, partially offset by a foreign exchange impact.
> Refer to “RWA flow statements of credit risk exposures under IRB” (page 16) in Credit risk for the definitions of the RWA flow statements components.
Exposures to central counterparties
The following table provides a comprehensive picture of the Group’s exposure to CCPs.
CCR8 – Exposures to central counterparties
	2Q18		4Q17
	EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
CHF million
Exposures to QCCPs (total)	–	1,737	–	1,641
Exposures for trades at QCCPs	18,327	591	14,789	487
of which OTC derivatives	7,184	144	4,226	85
of which exchange-traded derivatives	10,355	431	9,446	380
of which securities financing transactions	788	16	1,116	22
Segregated initial margin	60	–	153	–
Pre-funded default fund contributions	0	1,146	0	1,154
Exposures to non-QCCPs (total)	–	62	–	95
Exposures for trades at non-QCCPs	41	44	73	76
of which exchange-traded derivatives	0	3	0	3
of which securities financing transactions	41	41	73	73
Pre-funded default fund contributions	0	18	0	19

Securitization
Securitization exposures in the banking book
The following table shows the Group’s retained interests in banking book securitization exposures.
SEC1 – Securitization exposures in the banking book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q18 (CHF million)
Commercial mortgages	10	0	10	0	0	0	0	0	0
Residential mortgages	478	0	478	0	0	0	223	0	223
CDO/CLO	4,155	25,271	29,426	149	71	220	2,692	297	2,989
Other ABS	200	0	200	0	0	0	9,947	0	9,947
Total	4,843	25,271	30,114	149	71	220	12,862	297	13,159
4Q17 (CHF million) [1]
Commercial mortgages	9	0	9	0	0	0	0	0	0
Residential mortgages	29	0	29	0	0	0	127	0	127
CDO/CLO	4,042	24,478	28,520	146	0	146	3,377	0	3,377
Other ABS	546	0	546	0	0	0	8,557	0	8,557
Total	4,626	24,478	29,104	146	0	146	12,061	0	12,061
1 In line with the requirements of the Basel framework, exposures not retained by Credit Suisse are excluded. Prior period numbers have been restated to conform to the current presentation.
Securitization exposures in the trading book
The following table shows the Group’s securitization exposures in its trading book.
SEC2 – Securitization exposures in the trading book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q18 (CHF million)
Commercial mortgages	94	0	94	0	0	0	1,932	717	2,649
Residential mortgages	403	0	403	0	0	0	3,213	108	3,321
Other ABS	1	0	1	0	0	0	755	128	883
CDO/CLO	3	0	3	0	0	0	302	409	711
Total	501	0	501	0	0	0	6,202	1,362	7,564
4Q17 (CHF million)
Commercial mortgages	107	0	107	0	0	0	1,387	386	1,773
Residential mortgages	100	0	100	0	0	0	3,032	7	3,039
Other ABS	0	0	0	0	0	0	1,158	0	1,158
CDO/CLO	0	0	0	0	0	0	300	80	380
Nth-to-default	0	0	0	0	0	0	0	365	365
Total	207	0	207	0	0	0	5,877	838	6,715
Securitization exposures in the trading book where the Group acts as investor were CHF 7.6 billion, an increase of 13% compared to the end of 4Q17. The increase was primarily due to new commercial mortgage securitizations.

Calculation of capital requirements
The following tables show the securitization exposures in the banking book and the associated regulatory capital requirements.
SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as originator or as sponsor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q18 (CHF million)
Total exposures	26,718	3,306	127	122	61	29,426	628	278	2	5,131	497	509	30	410	40	41	2
Traditional securitization	4,079	724	109	76	4	4,155	627	207	2	749	478	103	30	60	39	8	2
of which securitization	4,079	724	109	76	4	4,155	627	207	2	749	478	103	30	60	39	8	2
of which retail underlying	453	197	23	1	4	0	478	197	2	0	126	87	30	0	10	7	2
of which wholesale	3,626	527	86	75	0	4,155	149	10	0	749	352	16	0	60	29	1	0
Synthetic securitization	22,639	2,582	18	46	57	25,271	1	71	0	4,382	19	406	0	350	1	33	0
of which securitization	22,639	2,582	18	46	57	25,271	1	71	0	4,382	19	406	0	350	1	33	0
of which retail underlying	46	11	0	0	0	57	0	0	0	(686)	0	0	0	(55)	0	0	0
of which wholesale	22,593	2,571	18	46	57	25,214	1	71	0	5,068	19	406	0	405	1	33	0

end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB SFA	IRB RBA	SA/SSFA	1250% RW	IRB SFA	IRB RBA	SA/SSFA	1250% RW	IRB SFA	IRB RBA	SA/SSFA	1250% RW
4Q17 (CHF million) [1]
Total exposures	28,497	128	394	72	159	28,481	610	0	159	3,097	391	0	1,990	248	31	0	159
Traditional securitization	4,411	128	84	38	111	4,052	610	0	111	472	391	0	1,385	38	31	0	111
of which securitization	4,411	128	84	38	111	4,052	610	0	111	472	391	0	1,385	38	31	0	111
of which retail underlying	425	0	28	19	103	0	472	0	103	0	203	0	1,289	0	16	0	103
of which wholesale	3,986	128	56	19	8	4,052	138	0	8	472	188	0	96	38	15	0	8
Synthetic securitization	24,086	0	310	34	48	24,429	0	0	48	2,625	0	0	605	210	0	0	48
of which securitization	24,086	0	310	34	48	24,429	0	0	48	2,625	0	0	605	210	0	0	48
of which wholesale	24,086	0	310	34	48	24,429	0	0	48	2,625	0	0	605	210	0	0	48
1 In January 2018, a new securitization framework was implemented and will be phased in over 2018. Prior period numbers are presented and categorized in accordance with the previous methodology.
SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as investor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q18 (CHF million)
Total exposures	8,167	2,661	1,182	1,145	4	2,602	3,120	7,437	0	573	1,228	2,807	0	46	98	225	0
Traditional securitization	7,890	2,661	1,182	1,125	4	2,602	2,823	7,437	0	573	1,176	2,807	0	46	94	225	0
of which securitization	7,890	2,661	1,182	1,125	4	2,602	2,823	7,437	0	573	1,176	2,807	0	46	94	225	0
of which retail underlying	5,272	2,644	1,182	1,067	4	188	2,823	7,159	0	70	1,176	2,709	0	6	94	217	0
of which wholesale	2,618	17	0	58	0	2,414	0	278	0	503	0	98	0	40	0	8	0
Synthetic securitization	277	0	0	20	0	0	297	0	0	0	52	0	0	0	4	0	0
of which securitization	277	0	0	20	0	0	297	0	0	0	52	0	0	0	4	0	0
of which wholesale	277	0	0	20	0	0	297	0	0	0	52	0	0	0	4	0	0

end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB SFA	IRB RBA	SA/SSFA	1250% RW	IRB SFA	IRB RBA	SA/SSFA	1250% RW	IRB RBA	SA/SSFA	IRB SFA	1250% RW
4Q17 (CHF million) [1]
Total exposures	6,632	1,616	3,512	299	2	2,783	2,266	7,010	2	195	724	4,309	25	58	344	16	2
Traditional securitization	6,632	1,616	3,512	299	2	2,783	2,266	7,010	2	195	724	4,309	25	58	344	16	2
of which securitization	6,632	1,616	3,512	299	2	2,783	2,266	7,010	2	195	724	4,309	25	58	344	16	2
of which retail underlying	3,366	1,604	3,433	281	0	0	1,674	7,010	0	0	538	4,309	0	43	344	0	0
of which wholesale	3,266	12	79	18	2	2,783	592	0	2	195	186	0	25	15	0	16	2
1 In January 2018, a new securitization framework was implemented and will be phased in over 2018. Prior period numbers are presented and categorized in accordance with the previous methodology.
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Market risk
General
We use the advanced approach for calculating the market risk capital requirements for the majority of our market risk exposures. The percentage of RWA covered by internal models as of June 30, 2018 was 87%. In line with regulatory requirements, the standardized measurement method is used for the specific risk of securitization exposures.
Market risk under standardized approach
The following table shows the components of the capital requirement under the standardized approach for market risk.
MR1 – Market risk under standardized approach
end of	2Q18	4Q17
Risk-weighted assets (CHF million)
Options
Securitization	2,490	3,765
Total risk-weighted assets	2,490	3,765
Market risk under internal model approach
RWA flow statements of market risk exposures under an IMA
The following table presents the 2Q18 flow statement explaining variations in the market risk RWA determined under an internal model approach.
Market risk RWA under an IMA of CHF 17.1 billion decreased 5% compared to the end of 1Q18, primarily due to the reduction in stressed value-at-risk (VaR) and incremental risk charge (IRC), driven by movements in risk levels.
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
2Q18	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total RWA
CHF million
Risk-weighted assets at beginning of period	2,716	5,427	2,417	7,459		18,019
Regulatory adjustment	550	(1,347)	(1,179)	39		(1,937)
Risk-weighted assets at beginning of period (end of day)	3,266	4,080	1,238	7,498		16,082
Movement in risk levels	(26)	(271)	189	755		647
Model and parameter updates	(154)	2,530	(83)	(1,141)		1,152	[2]
Foreign exchange impact	19	44	17	51		131
Risk-weighted assets at end of period (end of day)	3,105	6,383	1,361	7,163		18,012
Regulatory adjustment	(477)	(1,350)	628	262		(937)
Risk-weighted assets at end of period	2,628	5,033	1,989	7,425		17,075
1 Risks not in VaR.
2 Reflects CHF 11 million from parameter updates with the remaining balance relating to model changes.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous and current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous and current quarters end (end of day)	For a given component (e.g. VaR) it refers to the RWA that would be computed if the snapshot quarter end figure of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from updates to models and recalibrations of parameters and internal changes impacting how exposures are treated
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Internal model approach values for trading portfolios
The following table shows the values (maximum, minimum, average and period ending for the reporting period) resulting from the different types of models used for computing regulatory capital charge at the Group level, before any additional capital charge is applied.
MR3 – Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	1H18	2H17
CHF million
Regulatory VaR (10 day 99%)
Maximum value	103	92
Average value	74	63
Minimum value	51	42
Period end	83	79
Stressed VaR (10 day 99%)
Maximum value	195	265
Average value	142	132
Minimum value	111	91
Period end	170	143
IRC (99.9%)
Maximum value	284	208
Average value	175	150
Minimum value	90	102
Period end	109	109
During 6M18, the stressed VaR increase was primarily driven by credit spread model enhancements.
Comparison of VaR estimates with gains/losses
The following chart compares the results of estimates from the regulatory VaR model with both hypothetical and actual trading outcomes.
For capital purposes, FINMA, in line with Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues, also referred to as hypothetical trading revenues under the Basel framework. These hypothetical trading revenues are defined on a consistent basis with the regulatory VaR model and thereby exclude non-market elements such as fees, commissions, gains and losses from intra-day trading, as well as cancellations and terminations.
The key difference between hypothetical profits and losses and actual profits and losses is that actual profits and losses takes into account the profits and losses from intraday activity while hypothetical profits and losses does not. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities.
In 6M18, we had no backtesting exceptions in our regulatory VaR model calculated using the subset of actual daily trading revenues.
Since there were fewer than five backtesting exceptions in the rolling 12-month period through the end of 2Q18, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
> Refer to “Principles of consolidation” (page 8) in Linkages between financial statements and regulatory disclosures – Differences between accounting and regulatory scopes of consolidation in the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q17 for information on key differences between the accounting and the regulatory scope of consolidation.
> Refer to “Note 3 – Business developments and subsequent events” (page 100) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for information on changes in the scope of consolidation.
> Refer to “Note 39 – Significant subsidiaries and equity method investments” (pages 383 to 385) in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for a list of significant subsidiaries and associated entities.
> Refer to “Liquidity and funding management” (pages 110 to 117) in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 36 – Capital adequacy” (page 372) in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2017 for information on restrictions on transfer of funds or regulatory capital.
Balance sheet
	Balance sheet
end of 2Q18	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	112,513	112,175
Interest-bearing deposits with banks	1,022	1,397
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,617	110,993
Securities received as collateral, at fair value	45,522	45,522
Trading assets, at fair value	135,586	130,564
Investment securities	2,331	1,881
Other investments	5,626	5,639
Net loans	287,660	288,326
Premises and equipment	4,831	4,896
Goodwill	4,797	4,802	a
Other intangible assets	212	212
of which other intangible assets (excluding mortgage servicing rights)	61	61	b
Brokerage receivables	45,132	45,132
Other assets	35,309	34,342
of which deferred tax assets related to net operating losses	1,798	1,798	c
of which deferred tax assets from temporary differences	3,393	2,957	d
of which defined-benefit pension fund net assets	2,504	2,504	e
Total assets	798,158	785,881

Balance sheet (continued)
	Balance sheet
end of 2Q18	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	17,459	18,234
Customer deposits	367,408	367,560
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,886	19,886
Obligation to return securities received as collateral, at fair value	45,522	45,522
Trading liabilities, at fair value	42,776	42,818
Short-term borrowings	30,573	24,168
Long-term debt	165,961	164,968
Brokerage payables	34,450	34,450
Other liabilities	30,514	24,625
Total liabilities	754,549	742,231
of which additional tier 1 instruments, fully eligible	12,801	12,801	g
of which additional tier 1 instruments subject to phase-out	2,915	2,915	h
of which tier 2 instruments, fully eligible	4,058	4,058	i
of which tier 2 instruments subject to phase-out	2,432	2,432	j
Common shares	102	102
Additional paid-in capital	34,678	34,678
Retained earnings	26,290	26,261
Treasury shares, at cost	(96)	(94)
Accumulated other comprehensive income/(loss)	(17,504)	(17,478)
Total shareholders' equity [1]	43,470	43,469
Noncontrolling interests [2]	139	181
Total equity	43,609	43,650
Total liabilities and equity	798,158	785,881
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of BIS regulatory capital and details on common equity tier 1 (CET1) capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	2Q18
Eligible capital (CHF million)
Total shareholders' equity (US GAAP)	43,470
Regulatory adjustments	(244)	[1]
Adjustments subject to phase-in	(7,693)	[2]
CET1 capital	35,533
Additional tier 1 instruments	12,571	[3]
Additional tier 1 instruments subject to phase-out	2,915	[4]
Additional tier 1 capital	15,486
Tier 1 capital	51,019
Tier 2 instruments	4,058	[5]
Tier 2 instruments subject to phase-out	797
Tier 2 capital	4,855
Total eligible capital	55,874
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.8 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of June 30, 2018.
Details on CET1 capital adjustments subject to phase-in
end of 2Q18	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount	[2]
CET1 capital adjustments subject to phase-in (CHF million)
Goodwill	4,802	a		(8)	[3]	4,794	(4,794)
Other intangible assets (excluding mortgage-servicing rights)	61	b		(5)	[4]	56	(56)
Deferred tax assets that rely on future profitability (excluding temporary differences)	1,798	c		–		1,798	(1,798)
Shortfall of provisions to expected losses	–			447		447	(447)
Gains/(losses) due to changes in own credit on fair-valued liabilities	–			(1,331)		(1,331)	1,331
Defined-benefit pension assets	2,504	e		(568)	[4]	1,936	(1,936)
Investments in own shares	–			–		–	(54)
Other adjustments [5]	–			–		–	111
Amounts above 10% threshold	2,957			(2,907)		50	(50)
of which deferred tax assets from temporary differences	2,957	d		(2,907)	[6]	50	(50)
Adjustments subject to phase-in to CET1 capital							(7,693)
Rounding differences may occur.
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Reflects 100% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3 Represents related deferred tax liability and goodwill on equity method investments.
4 Represents related deferred tax liability.
5 Includes cash flow hedge reserve.
6
Includes threshold adjustments of CHF (3,558) million and an aggregate of CHF 651 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension assets that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 2Q18	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	12,801	g		(230)	[3]	12,571	12,571
Additional tier 1 instruments subject to phase-out [2]	2,915	h		–		2,915	2,915
Total additional tier 1 instruments							15,486
Tier 2 capital (CHF million)
Tier 2 instruments	4,058	i		–		4,058	4,058
Tier 2 instruments subject to phase-out	2,432	j		(1,635)	[4]	797	797
Tier 2 capital							4,855
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3 Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments.
4 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.
Additional information
end of	2Q18
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	2,993
Significant investments in BFI entities	799
Mortgage servicing rights	128	[1]
Deferred tax assets arising from temporary differences	3,558	[1]
Applicable caps on the inclusion of provisions in tier 2 (CHF million) [TBU]
Cap on inclusion of provisions in tier 2 under standardized approach	87
Cap for inclusion of provisions in tier 2 under internal ratings-based approach	848
1 Net of related deferred tax liability.

Additional regulatory disclosures
Swiss capital requirements
The FINMA circular requires certain additional disclosures for systemically relevant financial institutions and stand-alone banks. The following tables show the capital requirements based on capital ratios and leverage ratio.
> Refer to “Swiss requirements” (pages 58 to 60) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse Financial Report 2Q18 for further information on Swiss capital requirements.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 2Q18	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	277,658		–		277,658	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	36,355		13.094		40,354	14.534
of which CET1: minimum	14,994		5.4		12,495	4.5
of which CET1: buffer	11,273		4.06		15,271	5.5
of which CET1: countercyclical buffers	649		0.234		649	0.234
of which additional tier 1: minimum	7,219		2.6		9,718	3.5
of which additional tier 1: buffer	2,221		0.8		2,221	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	52,049		18.7		47,991	17.3
of which CET1 capital [2]	35,419		12.8		35,419	12.8
of which additional tier 1 high-trigger capital instruments	7,755		2.8		7,755	2.8
of which additional tier 1 low-trigger capital instruments [3]	4,816		1.7		4,816	1.7
of which tier 2 low-trigger capital instruments [4]	4,058		1.5		0	0.0
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total	21,252	[5]	7.654	[5]	32,117	11.567
Eligible additional total loss-absorbing capacity (gone-concern)
Total	39,098	[6]	14.1		38,711	13.9
of which bail-in instruments	34,654		12.5		34,654	12.5
Rounding differences may occur.
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 8.9% was reduced by 1.246%, or CHF 3,460 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,444 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 2Q18	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	920,002		–		920,002	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	36,800		4.0		46,000	5.0
of which CET1: minimum	17,480		1.9		13,800	1.5
of which CET1: buffer	9,200		1.0		18,400	2.0
of which additional tier 1: minimum	10,120		1.1		13,800	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	52,049		5.7		47,991	5.2
of which CET1 capital [2]	35,419		3.8		35,419	3.8
of which additional tier 1 high-trigger capital instruments	7,755		0.8		7,755	0.8
of which additional tier 1 low-trigger capital instruments [3]	4,816		0.5		4,816	0.5
of which tier 2 low-trigger capital instruments [4]	4,058		0.4		0	0.0
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total	23,736	[5]	2.58	[5]	37,531	4.079
Eligible additional total loss-absorbing capacity (gone-concern) 23736
Total	39,098	[6]	4.2		38,711	4.2
of which bail-in instruments	34,654		3.8		34,654	3.8
Rounding differences may occur.
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 3.0% was reduced by 0.42%, or CHF 3,864 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,444 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Leverage metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 131) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2017 and “Leverage metrics” (page 65) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q18 for further information on leverage metrics.
Reconciliation of consolidated assets to leverage exposure – Phase-in
end of	2Q18
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	798,158
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(13,519)
Adjustments for derivatives financial instruments	86,297
Adjustments for SFTs (i.e. repos and similar secured lending)	(34,790)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	83,856
Total leverage exposure	920,002
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage ratio common disclosure template – Phase-in
end of	2Q18
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	591,482
Asset amounts deducted from Basel III tier 1 capital	(9,244)
Total on-balance sheet exposures	582,238
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	26,283
Add-on amounts for PFE associated with all derivatives transactions	87,503
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	21,292
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(19,939)
Exempted CCP leg of client-cleared trade exposures	(18,267)
Adjusted effective notional amount of all written credit derivatives	177,004
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(167,977)
Derivative Exposures	105,899
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	164,325
Netted amounts of cash payables and cash receivables of gross SFT assets	(27,048)
Counterparty credit risk exposure for SFT assets	12,311
Agent transaction exposures	(1,579)
Securities financing transaction exposures	148,009
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	261,207
Adjustments for conversion to credit equivalent amounts	(177,351)
Other off-balance sheet exposures	83,856
Tier 1 capital (CHF million)
Tier 1 capital	51,019
Leverage exposure (CHF million)
Total leverage exposure	920,002
Leverage ratio (%)
Basel III leverage ratio	5.5

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio is prescribed by FINMA. For disclosure purposes, our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used before. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2017.
> Refer to “Liquidity metrics” (pages 112 to 113) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2017 and “Liquidity metrics” (pages 53 to 54) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 2Q18 for further information on the Group’s liquidity management including high quality liquid assets, liquidity pool and liquidity coverage ratio.
Liquidity coverage ratio
end of 2Q18	Unweighted value	[1]	Weighted value	[2]
High Quality Liquid Assets (CHF million)
High quality liquid assets	–		188,030
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	158,965		20,602
of which less stable deposits	158,965		20,602
Unsecured wholesale funding	220,350		90,416
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	36,264		9,066
of which non-operational deposits (all counterparties)	108,429		63,949
of which unsecured debt	15,731		15,731
Secured wholesale funding	–		61,951
Additional requirements	174,408		38,466
of which outflows related to derivative exposures and other collateral requirements	66,047		17,698
of which outflows related to loss of funding on debt products	1,707		1,707
of which credit and liquidity facilities	106,654		19,061
Other contractual funding obligations	71,676		71,676
Other contingent funding obligations	245,493		5,660
Total cash outflows	–		288,771
Cash inflows (CHF million)
Secured lending	143,415		96,165
Inflows from fully performing exposures	71,455		34,179
Other cash inflows	75,175		75,175
Total cash inflows	290,045		205,519
Liquidity cover ratio
High quality liquid assets (CHF million)	–		188,030
Net cash outflows (CHF million)	–		83,252
Liquidity coverage ratio (%)	–		226
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.

Minimum disclosures for large banks
The following table shows the Group’s minimum disclosure requirements for large banks prepared in accordance with Swiss Capital Adequacy Ordinance (CAO) for non-systemically relevant financial institutions.
Key metrics for non-systemically relevant financial institutions
end of 2Q18	Phase-in
CHF million, except where indicated
Minimum required capital (8% of risk-weighted assets)	22,213
Swiss total eligible capital	55,761
of which Swiss CET1 capital	35,419
of which Swiss tier 1 capital	50,906
Swiss risk-weighted assets	277,658
Swiss CET1 ratio (%)	12.8
Swiss tier 1 ratio (%)	18.3
Swiss total capital ratio (%)	20.1
Countercyclical buffers (%)	0.234
Swiss CET1 ratio requirement (%) [1]	8.434
Swiss tier 1 ratio requirement (%) [1]	10.434
Swiss total capital ratio requirement (%) [1]	13.034
Swiss leverage ratio based on tier 1 capital (%)	5.5
Leverage exposure	920,002
Liquidity coverage ratio (%) [2]	226
Numerator: total high quality liquid assets	188,030
Denominator: net cash outflows	83,252
Reflects the view as if the Group was not a Swiss SIFI. Refer to "Swiss capital requirements and metrics" and "Swiss leverage requirements and metrics" tables for the Swiss SIFI view.
1 The capital requirements are in accordance with Appendix 8 of the CAO, plus the countercyclical buffer.
2 Calculated using a three-month average, which is calculated on a daily basis.

List of abbreviations
A
ABS	Asset-backed securities
A-IRB	Advanced-Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCF	Credit Conversion Factor
CCP	Central counterparties
CCR	Counterparty credit risk
CDO	Collateralized debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CLO	Collateralized loan obligation
CRM	Credit Risk Mitigation
CVA	Credit valuation adjustment
E
EAD	Exposure at default
EEPE	Effective Expected Positive Exposure
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-SIB	Global systemically important banks
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Models Method
IPRE	Income producing real estate
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LRD	Leverage ratio denominator
O
OTC	Over-the-counter
P
P&L	Profits and losses
PD	Probability of default
PFE	Potential future exposure
Q
QCCP	Qualifying central counterparty
R
RBA	Ratings-Based Approach
RW	Risk weight
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SIFI	Systemically Important Financial Institution
SSFA	Simplified Supervisory Formula Approach
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives, ambitions, targets or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyber attacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com